UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : May 30, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Regarding the Basic Agreement Concerning the Business Integration of The Bank of Ikeda Ltd.

and The Senshu Bank Ltd.

Tokyo, May 30, 2008 — The Bank of Ikeda Ltd. (Ikeda) and The Senshu Bank Ltd. (Senshu) , a consolidated subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) signed a basic agreement concerning the business integration of Ikeda and Senshu, today, with BTMU which has resolved to endorse this business integration.

A new company which will be established by this business integration will contribute to the community and economy of the Kansai region, and will pursue the enhancement of the new company’s corporate value, whilst still maintaining its management autonomy as a leading financial group in the Kansai region, despite being an affiliated company of Mitsubishi UFJ Financial Group, Inc. (MUFG).

Ikeda and Senshu are planning to establish the new company on April 1, 2009, after the execution of a definitive agreement concerning this business integration, which is planned for by November 28, 2008. MUFG and BTMU will support this effort by the two banks toward such business integration.

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Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950